UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of March, 2007

MITSUBISHI UFJ FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

7-1, Marunouchi 2-chome, Chiyoda-ku

Tokyo 100-8330, Japan

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or

will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F      X                Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                          No      X

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 5, 2007

Mitsubishi UFJ Financial Group, Inc.

By:	/s/ Ryutaro Kusama
Name:	Ryutaro Kusama
Title:	Chief Manager, General Affairs Corporate Administration Division

Mitsubishi UFJ Financial Group, Inc. The Bank of Tokyo-Mitsubishi UFJ, Ltd. kabu.com Securities Co., Ltd.

Bank of Tokyo-Mitsubishi UFJ to Strengthen its Business and Capital Alliance

with kabu.com Securities

Tokyo, March 5, 2007 — Mitsubishi UFJ Financial Group, Inc. (MUFG) subsidiary, The Bank of Tokyo-Mitsubishi UFJ, Ltd. (BTMU), and kabu.com Securities Co., Ltd. (kabu.com Securities) have agreed to strengthen their strategic business alliance in retail financial business in order to significantly strengthen the Group’s retail online securities business and enhance comprehensive net-based financial services, by making full use of the vantages of both companies.

To achieve these aims, both parties reached agreement that BTMU shall acquire additional shares in kabu.com Securities such that the MUFG Group’s shareholding ratio in kabu.com securities shares increases from the current 30.85% to over 40%, and that, following kabu.com Securities’ General Meeting of Shareholders scheduled for June 2007, kabu.com Securities shall become a consolidated subsidiary of MUFG. BTMU and kabu.com Securities will also cooperate in the necessary procedures required to make kabu.com Securities a consolidated subsidiary of MUFG.

BTMU board of directors’ meeting held today resolved to commence a public tender offer for shares in kabu.com Securities in order to raise its shareholding ratio, and a kabu.com Securities board of directors’ meeting held today resolved to express its endorsement of the public tender offer.

1.	Reasons for strengthening the business and capital alliance

Against the backdrop of the rapidly aging population of Japan and its declining birthrate, there is an increased social awareness of the importance of making preparations for retirement and a broad trend is developing in the financial behavior of individuals to shift funds “from savings to investment”. On the systemic level, the Securities and Exchange Law is expected to be amended and as a result, to be transformed as the Financial Instruments and Exchange Law taking effect in Summer 2007, and we are entering an era when, under new, industry-wide common rules, companies will compete on the merits of the collective strength of their investment services, transcending existing business boundaries. Use of the internet by individual customers conducting financial transactions is increasing dramatically, and the provision of superior, internet-based financial services is an essential component of growth in the retail business.

Against this background BTMU and kabu.com Securities have concluded that they should position kabu.com Securities as the core of the MUFG Group’s comprehensive net-based financial services and enhance their existing business alliance through strengthened capital and personnel ties.

2.	Details of the strengthening of the alliance

(1)	Strengthening the business alliance

BTMU and kabu.com Securities will aim to promote a combination of internet channels and real channels by making the maximum use of the IT and financial transactions expertise of both companies aiming to enhance financial services that can be delivered via the internet, while leveraging the networks of each company’s alliance partners. Through strengthening the alliance between BTMU and kabu.com Securities, the MUFG Group will make efforts to deliver to a broader base of customers in Japan services, products and advice of the highest global standard.

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The alliance will be strengthened in the following specific areas:

1.	Strengthening synergies in the securities intermediation business

In the securities intermediation business, the two companies will take advantage of kabu.com Securities’ product and service development capabilities and mobility of internet securities intermediation to proactively provide new products and services that respond promptly to increasingly diverse and sophisticated needs of customers.

2.	Strengthening synergies in the bank agency business

In the bank agency business, by making the maximum use of the IT and settlement expertise of both companies, it is planned to allow instant transfers between securities and bank accounts, and also to leverage the wealth of functions of Super IC Card, a combined credit card and cash card issued by BTMU, to increase benefits to the customer in both bank and securities transactions. The two companies will also consider linking the points program of the Super IC card to securities transactions performed at kabu.com Securities.

3.	Asset management advice business

It is also planned to use a diverse range of channels to provide and distribute a wealth of information on asset management and we will also consider joint seminars for individual investors and the joint provision of asset management information via internet.

4.	Strengthening alliances with affiliates

Both companies and each MUFG Group company will carry out mutual introductions of their alliance partners, and BTMU and kabu.com Securities will strive to expand their operating bases.

(2)	Making kabu.com Securities a consolidated subsidiary of MUFG

In order to develop further strong capital and personnel ties by enhancing the effectiveness of the business alliance and a long-term alliance relationship between BTMU and kabu.com Securities, the two companies have agreed to cooperate in the procedures necessary to make kabu.com Securities a consolidated subsidiary of MUFG, as follows:

1.	BTMU will make a public tender offer to purchase 94,000 common shares of kabu.com Securities, increasing MUFG’s share holding ratio in kabu.com Securities from 30.85% to over 40%.

2.	kabu.com Securities will make best efforts to ensure at the General Meeting of Shareholders of kabu.com Securities scheduled for June 2007, that officers, executive members or employees of MUFG or subsidiaries of MUFG (including BTMU) and people who were officers, executive members or employees of MUFG or subsidiaries of MUFG (including BTMU) will constitute a majority on the board of directors of kabu.com Securities.

(3)	Sharing of expertise within MUFG Group

BTMU and kabu.com Securities have shared their expertise in business promotion and marketing. By making kabu.com Securities a consolidated subsidiary of MUFG, the two companies will carry out further more personnel exchanges and expertise sharing in a wider range of areas, including business management, internal controls, product planning, business promotion, and systems.

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Contacts:

Mitsubishi UFJ Financial Group	Public Relations Division	81-3-3240-7651
Bank of Tokyo-Mitsubishi UFJ	Public Relations Division	81-3-3240-2950
kabu.com Securities	Corporate Administration	81-3-3551-5111

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